EXHIBIT 2.1


                          STOCK PURCHASE AGREEMENT


          THIS STOCK PURCHASE AGREEMENT ("Agreement") is entered into as of the 28th day of February, 1996 by and among NORTH RIVERSIDE VENTURE, INC., a Delaware corporation ("Seller"), and MIGHTY ACQUISITION CORPORATION, a Georgia corporation ("Buyer").

          WHEREAS, Seller is the owner of 50,000 shares of capital stock (such shares being referred to as "the Stock") of Mighty Distributing System of America, Inc., a Delaware corporation (the "Company").

          WHEREAS, Seller desires to sell to Buyer and Buyer desires to purchase from Seller the Stock, upon the terms and conditions hereinafter set forth;

          NOW, THEREFORE, in consideration of the premises and the mutual covenants of the parties as hereinafter set forth and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:


                   ARTICLE I - PURCHASE AND SALE OF STOCK

     1.1 PURCHASE AND SALE OF STOCK. Subject to the terms and conditions set forth in this Agreement, Seller shall sell, assign, transfer and deliver to Buyer at the Closing (as defined in Section 7.1 hereof), and Buyer shall purchase from Seller at the Closing the Stock, for the purchase price set forth in Article 2 hereof.


                         ARTICLE II - PURCHASE PRICE

     2.1  PURCHASE PRICE.

          (a) The purchase price ("Purchase Price") of the Stock shall be Five Million Ninety Seven Thousand Dollars ($5,097,000.00) (such amount being referred to herein as the "December 31, 1995 Stockholder's Equity"), to be adjusted following the Closing in accordance with Section 2.3 hereof relative to the amount by which the stockholder's equity of the Company ("Stockholder's Equity") as of the Closing Date (as determined in accordance with Section 2.3 hereof) is greater than or less than, as the case may be, the December 31, 1995 Stockholder's Equity.

          (b) Attached hereto as Schedule 2.1 is the Consolidated Balance Sheet for the Company (the "December 31, 1995 Consolidated Balance Sheet") which also sets forth the December 31, 1995 Stockholder's Equity.

     2.2  PAYMENT OF PURCHASE PRICE.

          (a) At the Closing, Buyer shall pay the Purchase Price in the following manner:
               (i) by the execution and delivery by Mighty Distributing System of America, Inc., a subsidiary of the Company, of a $3,000,000.00 Promissory Note in the form of Exhibit 2.2(a)(i) attached hereto (the "Promissory Note"); and

               (ii) the remainder of the Purchase Price shall be paid to Seller by wire transfer of immediately available federal funds.

     2.3 CLOSING FINANCIAL STATEMENTS. Within fifty-five (55) days after the Closing Date, Seller shall prepare and deliver to Buyer (i) a consolidated balance sheet of the Company as of the Closing Date (such balance sheet being referred to as the "Closing Balance Sheet", and the Stockholder's Equity of the Company as of the Closing Date set forth therein being referred to as the "Closing Stockholder's Equity"). The Closing Balance Sheet shall be prepared in accordance with generally accepted accounting principles (except as otherwise indicated on Schedule 2.3) on a basis consistent with the accounting methods and procedures used in the preparation of the Consolidated Balance Sheet for the Company as of December 31, 1995 attached hereto as Schedule 2.1.

     2.4  DISPUTE PERIOD.

          (a) Buyer shall have thirty (30) days after its receipt of the Closing Financial Statements ("Dispute Period") to give written notice ("Dispute Notice") to Seller of any good faith objection to any material aspect of such Closing Balance Sheet setting forth in reasonable detail the items and amounts with which it disagrees. If Buyer does not give a Dispute Notice to Seller within the Dispute Period, the Closing Balance Sheet (including the calculation of Closing Stockholder's Equity) shall be deemed to have been accepted by Buyer.

          (b) Seller and Buyer shall, within ten (10) business days after receipt by either Seller or Buyer of a Dispute Notice, attempt to resolve such dispute and agree in writing upon the Closing Financial Statements. In the event that Seller and Buyer are unable to resolve such dispute within such ten (10) business day period, then within five (5) business days thereafter, the Atlanta or New York office of a nationally recognized firm of certified public accountants among the six largest in the United States as the parties may jointly select, which firm is not at the time engaged by either Seller or Buyer in connection with any other matter ("the Arbitrating Accountant") shall be employed as arbitrator hereunder to settle all unresolved disputes with respect to the Closing Financial Statements. The Arbitrating Accountant shall have access to all documents and facilities necessary to perform its function as arbitrator. The Arbitrating Accountant shall be instructed that its determination with respect to any dispute shall be made in accordance with the provisions of this Agreement and that its determination shall be made within forty-five (45) days of its selection.
The Arbitrating Accountant's determination with respect to any dispute shall be in writing and be final and binding upon the parties hereto. The party found to be in error shall pay the fees and expenses of the Arbitrating Accountant, or if both parties are in error, the fees shall be allocated as the Arbitrating Accountant shall direct.

     2.5 POST-CLOSING ADJUSTMENT. Within two (2) business days following the later of: (i) the resolution of all disputes in connection with the Stockholder's Equity adjustment; or (ii) the expiration of the Dispute Period, if Buyer failed to give a Dispute Notice to Seller within said period, the Purchase Price shall be adjusted as follows: (x) in the event the Closing Stockholder's Equity exceeds the December 31, 1995 Stockholder's Equity (such amount being referred to as the "Excess"), Buyer shall pay to Seller the amount of such Excess, or (y) in the event the Closing Stockholder's Equity is less than the December 31, 1995 Stockholder's Equity (such amount being referred to as the "Deficiency"), Seller shall pay to Buyer the amount of such Deficiency. In either case, said payment shall be made by wire transfer of immediately available federal funds, together with interest thereon at the prime rate of Chemical Bank ("Prime Rate") per annum from the Closing Date until the date of payment. If such adjustment (including the interest component, if any) is not paid within five (5) business days as set forth above, then such moneys shall accrue interest at the Prime Rate plus three percent (3%) from the Closing Date until the date of payment. In the event the Closing Stockholder's Equity is equal to the December 31, 1995 Stockholder's Equity, no adjustment to the Purchase Price shall be made.

     2.6 ACCESS. After the Closing, Buyer shall give Seller and its authorized representatives and the Arbitrating Accountant, if applicable, reasonable access during normal business hours to the Company's personnel, properties, books and records for the purpose of fulfilling its obligations and rights hereunder.


            ARTICLE III - SELLER'S REPRESENTATIONS AND WARRANTIES

     Seller represents and warrants to Buyer on the date of this Agreement as follows. Other than as set forth in this Agreement, Seller makes no other representations or warranties with respect to the transactions contemplated hereunder.

     3.1 ORGANIZATION. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

     3.2 AUTHORITY. The execution, delivery, and performance of this Agreement by Seller have been duly and properly authorized by proper corporate action in accordance with applicable law and with its Articles of Incorporation and By-Laws. Seller has the right, power and capacity to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Seller and constitutes Seller's legal, valid and binding obligation, enforceable in accordance with its terms.

     3.3 TRANSACTION NOT A BREACH. Neither the execution and delivery of this Agreement nor the performance by Seller of its obligations hereunder will conflict with or result in a breach of the terms, conditions or provisions of the Articles of Incorporation or By-Laws of Seller; or any contract, agreement, mortgage or other instrument or obligation of any nature to which Seller is a party or by which Seller is bound, and neither the execution and delivery of this Agreement nor its performance by Seller will contravene or violate any material statute or any material judicial or governmental regulation, order, injunction judgment or decree or require the approval, consent or permission of any governmental or regulatory body or authority.

     3.4 OWNERSHIP OF STOCK. Seller owns, of record and beneficially, good and valid title to the Stock, and the shares of Stock (i) are validly issued, fully paid and nonassessable; and (ii) are free and clear of any liens, restrictions, claims, equities, charges, options, rights of first refusal or encumbrances, with no defects of title whatsoever, other than a lien on the Stock held by Chemical Bank ("Chemical"), which lien Seller shall cause to be released at or prior to the Closing. Other than the Stock, Seller owns no shares of capital stock of the Company or any other equity security of the Company or any subsidiary thereof, and no right of any kind to have any such equity security issued. Upon consummation of the Closing, Buyer shall have obtained good and valid title to the Stock, free and clear of any liens, restrictions, claims, equities, options, charges, rights of first refusal, or encumbrances or other restrictions, and with no defects of title whatsoever. Seller has full and exclusive power, right and authority to vote the Stock. Seller is not a party to or bound by any agreement affecting or relating to its right to transfer or vote the Stock. The Stock constitutes all of the issued and outstanding capital stock of the Company, and, other than pursuant to the Company's 1989 Stock Option Plan, no person or entity has any rights by way of stock option, convertible security, subscription, warrant, contract or other agreement or arrangement, written or oral, to purchase or acquire any capital stock of the Company.

     3.5  STATE AND LOCAL TAX RETURNS.

          (a) Definitions. For purposes of this Agreement, the following definitions shall apply:

               (i) The term "Affiliated Group" shall mean, individually and collectively, (A) the Company, (B) Seller, and (C) any individual, trust, corporation, partnership or any other entity as to which the Company is liable for Taxes incurred by such individual or entity either as a transferee, or pursuant to Treasury Regulations section 1.1502-6, or pursuant to any other provision of federal, territorial, state, local or foreign law or regulations.

               (ii) The term "Code" shall mean the Internal Revenue Code of 1986, as amended.

               (iii) The term "Income Taxes" shall mean all federal, state or local taxes based on or measured by income, including estimated income taxes, alternative minimum taxes, add-on minimum taxes, and environmental taxes described in Section 59A of the Code, and any interest or penalties with respect to any of the foregoing.

               (iv) The term "Income Tax Returns" shall mean all consolidated or pro-forma federal Income Tax returns, separate state or local Income Tax returns, claims for refund of Income Tax and declarations of estimated Income Tax, or other statement relating to Income Taxes, and any schedules or attachments, to any of the foregoing or any amendments thereto.

          (b)  Income Tax Returns Filed and Income Taxes Paid.    All Income
Tax Returns required to be filed by or on behalf of the Company as of the date hereof have been duly filed on a timely basis and such Income Tax Returns are true, complete and correct; all Income Tax Returns for all periods ending on or before the Closing Date that are required to be filed after the date hereof will be filed on a timely basis in accordance with applicable laws and regulations; all Income Taxes shown to be payable on such Income Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Income Taxes are payable by the Company with respect to items or periods covered by such Income Tax Returns (whether or not shown on or reportable on such Income Tax Returns) or with respect to any period prior to the date of this Agreement.

           All federal Income Tax Returns required to be filed by or on behalf of the Affiliated Group as of the date hereof have been duly filed on a timely basis and such federal Income Tax Returns are true, complete and correct; all federal Income Tax Returns for all periods ending on or before the Closing Date that are required to be filed by any member of the Affiliated Group after the date hereof will be filed on a timely basis in accordance with applicable laws and regulations; all federal Income Taxes shown to be payable on such federal Income Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Income Taxes are payable by the Company with respect to items or periods covered by such federal Income Tax Returns (whether or not shown on or reportable on such federal Income Tax Returns) or with respect to any period prior to the date of this Agreement.

          (c) Income Tax Deficiencies Audits; Statutes of Limitations. Except as otherwise disclosed in Schedule 3.5(c): (i) there is no dispute or claim asserted in writing by the Internal Revenue Service concerning any Income Tax liability of any member of the Affiliated Group for any taxable period during which the Company was a member of the Affiliated Group, (ii) no member of the Affiliated Group has waived any statute of limitations applicable to any Income Tax, nor has any member of the Affiliated Group agreed to any extension of time with respect to an Income Tax assessment or deficiency.

          (d)  Section 341(f).  There is no agreement or consent made under
Section 341(f) of the Code affecting the Company.

          (e) Section 1445. The purchase and sale of Stock contemplated by this Agreement is not subject to withholding under Section 1445 of the Code.

          (f) Tax Sharing Agreements. The Company is not and has not ever been a party to a tax sharing agreement with any other corporation or entity other than members of the Affiliated Group.

     3.6  EMPLOYEE BENEFIT PLANS.

          (a)  All Employee Benefit Plans and Arrangements.

                    (1)  List and Description of Plans and Arrangements.
          Schedule 3.6(a)(1) sets forth a complete and accurate list of all employee benefit plans as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and all other employee benefit plans, policies or arrangements, including deferred compensation, early retirement, incentive, profit-sharing, thrift, stock ownership, stock appreciation rights, bonus, stock option, stock purchase, welfare or vacation or other nonqualified benefit plans or arrangements of any kind (whether written or oral) (i) which pertain to present or former employees, retirees, directors or independent contractors (or their beneficiaries, dependents or spouses) of the Company; and (ii) which are currently maintained by, sponsored by, or contributed to by the Company or any employer which, under Section 414 of the Code, would constitute a single employer with the Company (a "Company Affiliate") or as to which the Company or any Company Affiliate has any ongoing liability or obligation whatsoever (collectively, "Employee Benefit Plans").

                    (2) Compliance with ERISA and the Code. Except as set forth on Schedule 3.6(a)(2), the Company and all Company Affiliates have complied with all of their respective obligations with respect to all Employee Benefit Plans (including, but not limited to, (i) filing or distributing all reports or notices required by ERISA or the Code and (ii) complying with all requirements of Part 6 of ERISA and Code Section 4980B) and have maintained the Employee Benefit Plans materially in compliance with all applicable laws and regulations (including but not limited to ERISA and the Code).
          Each Employee Benefit Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service, and the Internal Revenue Service has not threatened or taken any action to revoke any favorable determination letter issued with respect to any such Employee Benefit Plan. No amendment to any Employee Benefit Plan intended to be qualified under Section 401(a) of the Code or related trust has been adopted since receipt of the most recent determination letter issued with respect to the Employee Benefit Plan or related trust which would cause disqualification of the Employee Benefit Plan or related trust. No action has been taken, and Seller has no knowledge of any action or inaction, which could adversely affect the previously determined qualified status of any Employee Benefit Plan intended to be qualified under Section 401(a) of the Code.

                    (3) Copies of Documents Provided to Buyer. Seller has made available to Buyer true, correct and complete copies of all plan documents including amendments, trust instruments and other agreements adopted or entered into in connection with each of the Employee Benefit Plans and the most recently available Form 5500 annual reports, certified financial statements, actuarial reports, summary plan descriptions and favorable determination letters, if applicable, for each of the Employee Benefit Plans. Since the date such documents were supplied to Buyer, no plan amendments have been adopted, no changes to the documents have been made, and no such amendments or changes shall be adopted or made prior to the Closing Date.

                    (4) Agreements to Create, Continue or Terminate Plans. Neither the Company nor any Company Affiliate has any agreement, arrangement, commitment or understanding to create any additional Employee Benefit Plan or to continue, modify, change in any material respect, or terminate any existing Employee Benefit Plan.

                    (5) Agency Review, Taxes and Fiduciary Liability. None of the Employee Benefit Plans is currently under investigation, audit or review by the Department of Labor, the Internal Revenue Service or any other federal or state agency or is liable for any federal, state, local or foreign taxes. There is no transaction in connection with which the Company, any Company Affiliate or any fiduciary of any of the Employee Benefit Plans could be subject to either a civil penalty assessed pursuant to ERISA Section 502, a tax imposed by Code Section 4975 or liability for a breach of fiduciary responsibility under ERISA.

                    (6) Claims Against Plans and Fiduciaries. Other than routine claims for benefits payable to participants or beneficiaries in accordance with the terms of the Employee Benefit Plans, there are no claims, pending or threatened, by any participant or beneficiary against any of the Employee Benefit Plans or any fiduciary of any of the Employee Benefit Plans, and no basis for any such claim or claims exists.

                    (7)  (Intentionally Deleted).

                    (8) Retiree Welfare Benefits. Neither the Company nor any Company Affiliate has maintained an Employee Benefit Plan providing group health, dental, vision, life insurance or other welfare benefits to employees following retirement or other separation from service, except to the extent required under Part 6 of Title I of ERISA and Code Section 4980B.

          (b)  Defined Benefit Plan Matters.

                    (1) List of Defined Benefit Plans. Schedule 3.6(b)(1) identifies by name all of the Employee Benefit Plans that are pension plans within the meaning of ERISA Section 3(2) and that are subject to Title IV of ERISA (the "Defined Benefit Plans"), and specifically identifies each of such Defined Benefit Plans that is a multiemployer plan within the meaning of ERISA Section 3(37)(A).

                    (2) PBGC Premiums and Termination Liability. No liability to the Pension Benefit Guaranty Corporation ("PBGC") has been incurred with respect to the Defined Benefit Plans. All premiums due and payable to the PBGC with respect to the Defined Benefit Plans have been paid in a timely manner. The PBGC has not instituted proceedings to terminate any of the Defined Benefit Plans. No event has occurred, and there exists no condition or set of circumstances, which could result in the involuntary termination of any of the Defined Benefit Plans by the PBGC pursuant to ERISA
          Section 4042. Moreover, even if a Defined Benefit Plan were terminated voluntarily pursuant to ERISA Section 4041, neither the Company nor any Company Affiliate would have any liability to the PBGC as a result of the termination.

                    (3) Reportable Events. No notice of a reportable event has been filed with the PBGC by the plan administrator of any of the Defined Benefit Plans, nor has any such reportable event occurred for which a notice to the PBGC is required.

                              (4)  (Intentionally Deleted).

                    (5) No Accumulated Funding Deficiency. No accumulated funding deficiency, whether or not waived and regardless of the reason arising, exists with respect to any Defined Benefit Plan.

                    (6)  (Intentionally Deleted).

                    (7) Multiemployer Plan Withdrawal Liability. Except as set forth on Schedule 3.6(b)(7), prior to the date hereof, no action has been or will be taken, the effect of which would constitute a withdrawal as described in ERISA Section 4063 or which would subject the Company or any Company Affiliate to any withdrawal liability as defined in ERISA Section 4201 or to any increased annual liability as a result of a plan reorganization as described in ERISA Section 4241.

          (c)  Controlled Group Benefit Plans and Arrangements.

                    (1) All Liabilities to Remain with Seller. The parties hereto agree that after the Closing neither Buyer nor the Company shall have any liability whatsoever which may arise with respect to any "Controlled Group Employee Benefit Plan" (i.e., an employee benefit plan (within the meaning of ERISA Section 3(3)), or any other plan or arrangement, of, or contributed to by, Seller or any other entity which would constitute a single employer with Seller under Section 414 of the Code, ERISA Section 210(c) or ERISA
          Section 4001(a)(14) (whether or not such plan or arrangement ever provided benefits to any present or former employee, retiree, director or independent contractor of the Company or their beneficiaries, dependents or spouses)). The preceding sentence applies to any liability with respect to a Controlled Group Employee Benefit Plan, regardless of whether such liability involves any employee of the Company, and regardless of when or how such liability arose.

                    (2) Indemnification for Liabilities. To the extent that there exists any liability whatsoever with respect to any Controlled Group Employee Benefit Plan from and after the Closing (whether such liability be liability imposed under ERISA, the Code, or otherwise) (a "Controlled Group Employee Benefit Liability"), the Seller and/or Eagle (as defined in Section 5.7(b) hereof) shall take any action reasonably requested by the Company to prevent the imposition of such liability on the Company; and shall indemnify and hold harmless the "Indemnitees" (i.e., the Company, any successors or assigns thereto, and all employees, officers, directors, agents, independent contractors and other persons affiliated with the Company or its successors or assigns) from and against any and all such liabilities, and any losses, damages, claims, liabilities, actions, suits, proceedings and costs and expenses of defense thereof, including reasonable attorneys' fees. Notwithstanding any provision of this Agreement to the contrary (including, but not limited to, any provisions of Article VIII hereof), the indemnification of the preceding sentence shall survive the Closing and shall remain in effect until no Controlled Group Employee Benefit Liability could possibly be asserted against the Indemnitees.

     3.7 OWNERSHIP OF ASSETS. The Company owns all of its assets free and clear of any liens or encumbrances of any type whatsoever, except for (i) liens of Chemical Bank, which shall be released at Closing, and (ii) such other matters of record which encumber title to any real estate owned by the Company.


             ARTICLE IV - BUYER'S REPRESENTATIONS AND WARRANTIES

     Buyer represents and warrants to Seller on the date of this Agreement as follows. Other than as set forth in this Agreement, Buyer makes no other representations or warranties with respect to the transactions contemplated hereunder.

     4.1 ORGANIZATION. Buyer is a corporation duly organized and existing under the laws of the State of Georgia.

     4.2 AUTHORITY. The execution, delivery, and performance of this Agreement by Buyer have been duly and properly authorized by proper corporate action in accordance with applicable law and with the Articles of Incorporation and By-Laws of Buyer. Buyer has the right, power and capacity to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Buyer and constitutes Buyer's legal, valid and binding obligation, enforceable in accordance with its terms.

     4.3 TRANSACTION NOT A BREACH. Neither the execution and delivery of this Agreement nor the performance by Buyer of its obligations hereunder will conflict with or result in a breach of the terms, conditions or provisions of the Articles of Incorporation or By-Laws of Buyer or any contract, agreement, mortgage or other instrument or obligation of any nature to which Buyer is a party or by which Buyer is bound; and neither the execution and delivery of this Agreement nor its performance by Buyer will contravene or violate any material statute or any material judicial or governmental regulation, order, injunction judgment or decree or require the approval, consent or permission of any governmental or regulatory body or authority.

     4.4 BUYER'S KNOWLEDGE. Buyer has no knowledge, and has received no written notice, of a breach of any representation or warranty of Seller set forth in Article III of this Agreement. As used herein, "Buyer's knowledge" (or words of similar import or meaning) shall mean the knowledge of any of Thomas R. Barry, Pelham Wilder, III, or Kenneth S. Voelker.

     4.5 NO OTHER REPRESENTATIONS OR WARRANTIES. Except as specifically provided in this Agreement, Buyer acknowledges that Seller has not made, and Buyer is not relying on, any representation or warranty of Seller with respect to the transactions contemplated hereby. Except as specifically provided in this Agreement, and subject to the representations, warranties, covenants and agreements of Seller set forth herein, Buyer is acquiring the Company on an "AS-IS BASIS," and Buyer acknowledges and agrees that, except as specifically provided in this Agreement, Seller has not made, does not make and specifically disclaims any representations, warranties, promises, covenants, agreements or guaranties of any kind or character whatsoever, whether express or implied, oral or written, past, present or future, of, as to, concerning or with respect to: (a) the nature, quality or condition of the assets owned or leased by the Company, including, without limitation, the water, soil and geology, (b) the income to be derived from the Company, (c) the suitability of the Company for any and all activities and uses which Buyer may conduct thereon, (d) the compliance of or by the Company or its operation with any laws, rules, ordinances or regulations of any applicable governmental authority or body, (e) the habitability, merchantability or fitness for a particular purpose of the Company or any of its properties, personal or real, or (f) any other matter with respect to the Company; and specifically disclaims any representations regarding wastes, as defined by the U.S. Environmental Protection Agency Regulations at 40 C.F.R., or any hazardous substance, as defined by the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended, and regulations promulgated thereunder.


                        ARTICLE V - OTHER AGREEMENTS

     5.1 ACCESS TO RECORDS. Buyer shall cause the Company to retain its books and records as they physically exist on the Closing Date for a period of seven (7) years from the Closing Date. During such period, Seller shall have access to such books and records on reasonable notice during normal business hours for any reasonable and necessary purpose. If Seller desires copies of any such books and records after such retention period, it shall notify Buyer and will be permitted to have copies or make copies of such books and records, provided that Seller bears the costs and expenses of such copying.

     5.2  INCOME TAXES.

               (a) Federal, State and Local Income Taxes. Seller will include the Company in its consolidated federal income tax returns for all periods up to and including the Closing Date. Seller will pay all federal income tax liabilities resulting from the inclusion of the Company in its consolidated returns for such periods. Seller and Buyer agree that neither party will make an election under Section 338(h)(10) of the Internal Revenue Code of 1986, as amended, with respect to the transactions contemplated hereunder. Seller shall be responsible for preparing and filing all state and local income tax returns for all periods up to and including the Closing Date, and Seller shall be responsible for making any required payments with respect to such state and local income tax returns.

               (b) Other Taxes. With respect to federal, state and local tax returns (specifically excluding income tax returns) for periods ending on, prior to or after the Closing Date (including, without limitation, all state and local returns for sales, use, payroll, withholding, employment, excise, property, intangible and franchise taxes), Buyer shall be responsible for causing the Company to prepare and file such returns, and the Company shall be responsible for making any required payments with respect to such returns; provided, and only on the condition that accruals for said taxes are included in the December 31, 1995 Stockholder's Equity and shall be included in the Closing Balance Sheet.

               (c) Audits. After the Closing, Seller and Buyer agree to cooperate with each other in connection with any official tax inquiry, tax determination or tax-related legal proceeding affecting a tax liability of the Company or in connection with a determination of any tax liability or treatment and to make available to each other party a reasonable amount of time, at no cost to such party, of its employees and officers, together with documents, correspondence, reports and other materials bearing on such tax inquiry, examination, proceeding or determination of tax liability or treatment, provided that Seller and Buyer shall be reimbursed by the other for any out-of-pocket expenses they incur in assisting the other party hereunder. No party shall request a tax audit of the Company, and Buyer shall not, without the prior written consent of Seller, extend any statute of limitations with respect to taxes.

               (d) Tax Sharing Agreements. Any tax sharing agreements to which the Company is a party shall terminate as of the Closing, and thereafter, the Company shall have no liability or obligation under any such tax sharing agreements, whether attributable to periods before or subsequent to the Closing Date.

     5.3 CHEMICAL BANK FINANCING. The Stock and substantially all of the Company's assets are subject to liens held by Chemical. Chemical's interest in the Stock and said assets shall be released at the Closing.

     5.4  (INTENTIONALLY DELETED).

     5.5 REPAYMENT OF INTERCOMPANY DEBT. At the Closing, and simultaneously with the payment of the Purchase Price, the entire amount of intercompany indebtedness owed by the Company to the Seller and/or its affiliates and the entire amount of intercompany indebtedness owed by the Seller and/or its affiliates to the Company, outstanding on the Closing Date, shall be paid by Buyer to Seller by wire transfer of immediately available federal funds. Buyer and Seller agree that the repayment of the intercompany indebtedness shall be deemed to have occurred immediately preceding the Closing. Buyer and Seller acknowledge that the amount of intercompany indebtedness paid to Seller at Closing is based on estimated amounts, and that the post-closing adjustment set forth in Section 2.5 above shall include an adjustment for the difference between such estimated amount and the actual intercompany indebtedness existing as of the Closing Date.

5.6  EMPLOYEE BENEFIT PLANS.

               (a) Effective as of the Closing Date, Seller shall cause the Company to withdraw from participation in, and its adoption of, the Eagle Industrial Products Corporation Employee Savings Plan (the "Savings Plan"), and shall cause each employee of the Company who is a participant in the Savings Plan to become fully vested in his or her account balances under the Savings Plan. Seller shall also cause the Savings Plan to offer distributions to all employees of the Company to the extent allowed by Code Section401(k)(10)(A)(iii) as soon as practicable after the last day of the calendar month which next follows the Closing Date.

               (b) Effective as of the Closing Date, Seller shall cause the Company to withdraw from participation in, and its adoption of, the Eagle Industrial Products Corporation Cash Balance Pension Plan (the "Pension Plan"), and shall cause each employee of the Company who is a participant in the Pension Plan to become fully vested in his or her account balances under the Pension Plan. Seller shall also cause the Pension Plan to offer distributions to all employees of the Company as soon as practicable after the last day of the calendar month which next follows the Closing Date.
               (c) Buyer or an entity which is treated as a single employer with the Buyer pursuant to Code Section414(b), (c), (m) or (o) shall establish and maintain a defined contribution plan (the "Buyer's Plan") within ninety (90) days of the Closing Date which shall contain provisions allowing the direct rollover (within the meaning of Code Section401(a)(31)) of eligible rollover distributions into the Buyer's Plan, and which Buyer will intend to be a qualified plan within the meaning of Code Section401(a). After the plan administrator of the Savings Plan and the Pension Plan obtains (i) a determination letter issued by the Internal Revenue Service evidencing that the Buyer's Plan is qualified under Code Section401(a), or (ii) such other evidence reasonably satisfactory to the plan administrator that the Buyer's Plan is qualified under Code Section401(a), eligible rollover distributions from the Savings Plan and/or the Pension Plan may be rolled over into the Buyer's Plan provided that all other requirements reasonably imposed by the plan administrator of the Buyer's Plan are satisfied.

               (d) Prior to the Closing Date, Seller shall cause the Company to make contributions to the trustee of the Savings Plan and to the trustee of the Pension Plan of any amounts which are shown on the books of the Company (in accordance with the Company's normal methods of keeping its books) as outstanding at such time. From and after the Closing Date, no contributions of the Company shall be due or payable to either the trustee of the Savings Plan or the trustee of the Pension Plan, and neither Buyer nor the Company shall have any liability whatsoever with respect to such Plan.

               (e) Effective as of the Closing, Seller shall cause the Company to withdraw from participation in, and to withdraw its adoption of, all employee benefit plans (within the meaning of Section 3(3) of ERISA) and other plans or arrangements which are sponsored by, or contributed to by, an entity other than the Company. Schedule 5.6(e) lists all such plans and arrangements.

     5.7  RESPONSIBILITY FOR INSURANCE COVERAGE.

               (a) Crime Insurance. Seller hereby represents and warrants that the Company is an insured party under the Seller's current crime insurance policy, which provides coverage on an "occurrence" basis (the "Present Insurance"). Seller shall be responsible and liable for all claims associated with occurrences prior to the Closing of a category or type subject to coverage under the Present Insurance but only to the extent it (or a third party on its behalf) actually receives insurance proceeds or protection relating thereto (an "Insurance Covered Occurrence"). To the extent such Insurance Covered Occurrence is subject to a deductible or self-insured retention, the Company shall be responsible and liable for said amount. Buyer acknowledges that the Company is not an insured party under any policies of insurance maintained by Seller other than the Present Insurance, and that Buyer and the Company shall look to those insurance policies maintained by the Company, if any, with respect to all claims arising prior to the Closing.
               (b) Medical Insurance. Buyer acknowledges that employees of the Company shall be ineligible to participate in any employee welfare benefit plans maintained by Seller or Eagle Industries, Inc. ("Eagle") after the last day of the month in which the Closing occurs and agrees that none of Seller, Eagle or any employee welfare benefit plan maintained by Seller or Eagle shall be liable for any claim incurred by an employee of the Company on or after the last day of the month in which the Closing occurs except to the extent that such claim is incurred while such employee (or dependent) is covered (or entitled to coverage) under a group health plan of the Seller or Eagle pursuant to
     Part 6 of Title I of ERISA and/or under Code Section4980B or incurred while such employee (or dependent) is covered under any other plan, policy or arrangement of the Seller or Eagle. For purposes of the preceding sentence, a claim shall be deemed incurred when the service which results in such claim is rendered, irrespective of when the illness or injury giving rise to such service was first contracted or incurred.


                     ARTICLE VI - CONDITIONS TO CLOSING


                            ARTICLE VII - CLOSING

     7.1 TIME, DATE AND PLACE OF CLOSING. The transaction which is the subject of this Agreement shall be closed (the "Closing") on February 28, 1996 at 9:00 a.m., or on such other date and time as the parties shall mutually agree upon in writing (the "Closing Date"). The Closing shall take place at the offices of Buyer's counsel in Atlanta, Georgia.

     7.2 DELIVERIES BY SELLER AT CLOSING. At the Closing, Seller will deliver to Buyer the following documents:

               (a) Share certificates representing all of the Stock, duly endorsed for transfer to Buyer or with separate stock transfer powers duly endorsed by Seller for transfer of the Stock to Buyer.

               (b) Such releases and other documents as are necessary to evidence the release of Chemical's liens on the Stock and the assets of the Company.

               (c) Unless already in the possession of Buyer, the minute book, stock records and corporate seal of the Company.

               (d) Resignation of Anthony Navitsky as Vice President and Assistant Secretary of the Company, to be effective as of the Closing.

               (e) The opinion of Rosenberg & Liebentritt, P.C., counsel for Seller, in substantially the form of Exhibit 7.2(e) attached hereto.

               (f) A copy of a resolution of Seller's board of directors certified by Seller's secretary as having been duly adopted and being in full force and effect, authorizing Seller's execution and performance of this Agreement.

     7.3 DELIVERIES BY BUYER AT CLOSING. At the Closing, Buyer will deliver to Seller:

               (a) Bank wire transfers in the amounts required by Section 2.2(a)(ii) and Section 5.5 hereof.

               (b) The opinion of Long Aldridge & Norman, counsel for Buyer, in substantially the form of Exhibit 7.3(b) attached hereto.

               (c) A copy of a resolution of Buyer's board of directors certified by Buyer's Secretary as having been duly adopted and being in full force and effect, authorizing Buyer's execution and performance of this Agreement.

               (d) The Promissory Note in the form of Exhibit 2.2(a)(i) executed by Buyer.

               (e) A copy of the Capital Appreciation Participation Agreement executed by Buyer in the form of Exhibit 7.2(g) attached hereto.

               (f)  Resignations of Tom Barry, Pelham Wilder, III and Kenneth
     S. Voelker as an officer and member of the Board of Directors of Seller and its affiliates (other than the Company and its subsidiaries), to be effective as of the Closing.


                       ARTICLE XIII - INDEMNIFICATION

     8.1 INDEMNIFICATION BY SELLER. Seller agrees to indemnify, defend and hold harmless Buyer, the Company, any successors or assigns thereto, and their respective officers, directors and employees (collectively, the "Buyer Indemnitees") from and against and in respect of any and all losses, damages, claims, liabilities, actions, suits, proceedings and costs and expenses of defense thereof, including reasonable attorneys' fees (collectively, "Losses"), suffered or incurred by reason of, or arising out of, or with respect to (i) any breach or inaccuracy of Seller's representations and warranties contained in this Agreement or any certificate or other document delivered pursuant hereto or in connection herewith, and (ii) any breach or noncompliance of Seller with any covenant or agreement of Seller contained in this Agreement. Notwithstanding the foregoing, Seller shall be under no obligation to indemnify or defend the Buyer Indemnitees if the fact, matter or circumstance giving rise to an indemnity or defense claim hereunder also constitutes a breach of Buyer's representation and warranty set forth in
Section 4.4 above.

     8.2  INDEMNIFICATION BY BUYER.

               (a) Buyer agrees to indemnify, defend and hold harmless Seller, any of its successors or assigns, and their respective officers, directors and employees (collectively, the "Seller Indemnitees") from and against and in respect of any all Losses suffered or incurred by reason of, or arising out of, or with respect to any (i) breach or inaccuracy of Buyer's representations and warranties contained this Agreement or any certificate or other document delivered pursuant hereto or in connection herewith, (ii) any breach or noncompliance of Buyer with any covenant agreement of Buyer contained in this Agreement, (iii) environmental, health, safety, pollution and reclamation liabilities and obligations of, relating to, or associated with, the Company and any of its assets, operations or properties which presently exist, have existed or come into existence or accure in the future, whether known or unknown, and whether attributable to past, present or future assets or operations of the Company, under all applicable federal, state, local and foreign laws, rules and regulations heretofore in effect or which may come into effect in the future, or otherwise, including without limitation any and all obligations under the Comprehensive Environmental Response Compensation Liability Act of 1980 ("CERCLA") and the Resource Conservation and Recovery Act of 1980 ("RCRA"), and any and all personal injuries, property damage, contamination or pollution, known or unknown, claimed by any person or entity subsequent to the Closing Date to have resulted from the operation of the Company before, on or after the Closing Date, and (iv) except for matters for which Buyer is entitled to indemnification against pursuant to Section 8.1 above, any and all other liabilities, and obligations of, relating to, or associated with, the Company and any of its assets, operations or properties which presently exist, have existed or come into existence or accrue in the future, whether known or unknown, and whether attributable to past, present or future assets or operations of the Company.

     8.3 TERMS OF INDEMNIFICATION. The foregoing indemnification obligations are subject to the following:

               (a) Notification of Claim. Promptly after the assertion of any claim by a third party or occurrence of any event which may give rise to a claim for indemnification from a party obligated to indemnify another party (the "Indemnitor") under this Article VIII, the party seeking indemnity hereunder (an "Indemnitee") shall notify the Indemnitor in writing of such claim, with reasonable particularity, and, with respect to claims by third parties, advise the Indemnitor whether the Indemnitee intends to contest same; provided that the failure to give any such notice shall not relieve the Indemnitor of its obligations hereunder except to the extent that such failure to give notice actually and materially prejudices the Indemnitor.

               (b) Recoveries. The party shall be deemed to have suffered a loss for which the other party shall be liable for indemnification only to the extent that the party claiming indemnification has not received any recovery or benefit with respect thereto from any third party, person or entity (including without limitation the benefit of any federal or state income or franchise tax benefit obtained as a result of such loss); and if an indemnified party received such a recovery or benefit after receipt of payment of a loss, then the amount of such recovery or benefit (but not exceeding the amount of such loss), net of reasonable expenses incurred in obtaining the recovery or benefit, shall be paid to the party or parties who paid the loss. Without limiting the foregoing, in the event that a claim or benefit is created in connection with the occurrence of a loss which has not been collected or otherwise enjoyed by the indemnified party at the time payment with respect to the loss is made, the indemnified party shall assign such benefit or claim to the indemnifying party as a condition to the payment of such loss, or, if such claim or benefit is not assignable under applicable laws, the indemnified party shall attempt in good faith to collect such claim or benefit.

               (c) Defense. With respect to any third party claim or action that could give rise to indemnity under this Agreement, the indemnifying party shall be entitled to assume the defense thereof with counsel reasonably satisfactory to the indemnified party, and after notice from the indemnifying party to the indemnified party of its election so to assume the defense thereof, the indemnifying party shall not be liable to the indemnified party under the foregoing indemnity agreement for any legal or other expenses subsequently incurred by the indemnified party in connection with the defense thereof.

     8.4  SURVIVAL OF INDEMNITY CLAIMS.

               (a) Survival. The representations and warranties contained herein or in any certificate or other document delivered pursuant hereto or in connection herewith shall not be extinguished by the Closing but shall survive the Closing, subject to the limitations set forth in
     Section 8.4(b) hereof with respect to the time periods within which claims for indemnity must be asserted, and the covenants and agreements contained herein shall survive without limitation as to time except as may be otherwise specified herein.

               (b) Time to Assert Claims. All claims for indemnification hereunder shall be asserted no later than two (2) years after the Closing Date, except as follows:

                    (i) claims with respect to Losses arising out of or related in any way to the matters described in Sections 8. I (ii) and 8.2(ii), (iii) and (iv) may be made without limitation, except as limited by law; and

                    (ii) claims with respect to Losses arising out of or related in any way to any breach of or inaccuracy in the representations and warranties contained in Sections 3.4, 3.5 and
          3.6 hereof may be made until, and shall be made no later than, thirty (30) days after the expiration of the applicable statute of limitations relative to the liability relating to such representation or warranty.


                         ARTICLE IX - MISCELLANEOUS

     9.1 NOTICES. Any notices hereunder shall be in writing and shall be deemed to have been given and received when delivered by hand, the first business day after sent by overnight courier with instructions for next day delivery (such as Federal Express), or on the third business day after deposit in the United States Mail, registered or certified, return receipt requested, postage prepaid, addressed to:

               IF TO SELLER:

                    c/o Eagle Industries, Inc.
                    Two North Riverside Plaza
                    Suite 1100
                    Chicago, Illinois 60606
                    Attn: Gus J. Athas
                         Senior Vice President and General Counsel

               WITH A COPY TO:

                    Rosenberg & Liebentritt, P.C.
                    Two North Riverside Plaza
                    Suite 1515
                    Chicago, Illinois  60606
                    Attn:  Ira Chaplik, Esq.

               IF TO BUYER:

                    Thomas R. Barry
                    Mighty Distributing System of America, Inc.
                    50 Technology Park/Atlanta
                    Norcross, Georgia 30092

               WITH A COPY TO:

                    Long, Aldridge & Norman
                    One Peachtree Center, Suite 5300
                    303 Peachtree Street
                    Atlanta, Georgia 30308
                    Attn:  David Ivey, Esq.

or at such other address or addresses as the parties may from time to time specify by notice in writing to the other parties, given in the manner provided in this Section.

     9.2 SEVERABILITY. The unenforceability or invalidity of any provision of this Agreement shall not affect the enforceability or validity of any other provision.

     9.3 ASSIGNMENT. Neither this Agreement nor any interest hereunder shall be assigned or transferred by Seller or Buyer. Subject to the foregoing, this Agreement shall inure to the benefit of and shall be binding upon Seller and Buyer and their respective successors and assigns.

     9.4 ENTIRE AGREEMENT. This Agreement sets forth the entire understanding of the parties with respect to the subject matter hereof and may be modified only by instruments signed by both of the parties hereto.
Any and all prior or collateral representations, promises and conditions in connection with the subject matter hereof and any representations, promise or condition not incorporated herein or made a part hereof shall not be binding upon either party.

     9.5 DOCUMENTS. Each party will execute all documents and take such other actions as the other party may reasonably request in order to consummate the transactions provided for herein and to accomplish the purposes of this Agreement. This Agreement may be executed simultaneously in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

     9.6 THIRD PARTIES. Nothing in this Agreement is intended to confer any right or remedy under or by reason of this Agreement on any person other than the parties hereto and the Company and their respective successors and assigns.

     9.7 GOVERNING LAW. This Agreement shall be construed and governed in accordance with the laws of the State of Illinois, without regard to principles of conflicts of law. The venue for any action filed in connection with this Agreement or the transactions contemplated hereunder shall be exclusively in Cook County, Illinois.

     9.8 EXPENSES. Each party hereto shall pay its own expenses and costs incurred in connection with the negotiation and consummation of this Agreement and the transactions contemplated hereby, except that Seller shall be responsible for and pay all applicable sales, transfer, documentary, use, filing and other taxes and fees (other than income taxes) that may become due and payable as a result of the consummation of the transactions contemplated hereby, whether levied on Buyer, Seller or the Company.

     9.9 BROKERAGE. Seller and Buyer represent that they have not dealt with any brokers in connection with this transaction. Seller and Buyer shall indemnify and hold the other harmless from and against any and all claims of all brokers and finders claiming by, through or under said party and in any way related to this Agreement, including, without limitation, attorneys' fees in connection with such claims.

     9.10 SCHEDULES. The Schedules and Exhibits attached to this Agreement are incorporated herein and shall be part of this Agreement for all purposes, and any reference to this "Agreement" shall be deemed to include all such schedules and Exhibits.

     9.11 PRESS RELEASES. Neither Seller nor Buyer shall issue any press release regarding the execution of this Agreement or the consummation of the transactions contemplated hereby without the prior written consent of the other. Notwithstanding the foregoing, either party may issue, upon prior consultation with the other party, such press releases as the issuing party's legal counsel deems required by the Securities Exchange Act of 1934, other state or federal securities laws or by the rules of any exchange upon which the issuing party's securities may be listed.


     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

BUYER:                                       SELLER:

MIGHTY ACQUISITION CORPORATION,              NORTH RIVERSIDE VENTURE, INC.,
a Georgia corporation                        a Delaware corporation


By:  /s/ Thomas R. Barry                     By:  /s/  Gus J. Athas
     -------------------                          -----------------

     Thomas R. Barry                              Gus J. Athas
     Chairman                                     Vice-President


     Great American Management and Investment, Inc. hereby agrees to be bound by the following provisions of this Agreement to the same extent as Seller is bound: Seller's indemnification obligations pursuant to Section 8.1 in connection with Losses suffered or incurred by reason of, or arising out of, or with respect to (i) any breach of Seller's representations and warranties contained in Sections 3.4, 3.5 and 3.6 of this Agreement and (ii) any breach of noncompliance of Seller with any covenant or agreement of Seller contained in Sections 3.6 and 5.2 of this Agreement.


                    GREAT AMERICAN MANAGEMENT AND INVESTMENT, INC., a Delaware corporation



                    By:  /s/  Gus J. Athas
                         -----------------

                         Gus J. Athas
                         Senior Vice-President